Exhibit 99.ACCT

On June 9, 2023, the Board of Trustees (“Board”) of the EA Series Trust (the “Trust”), including a majority of the Independent Trustees, upon the recommendation and approval of the Audit Committee of the Board, appointed Tait, Weller & Baker, LLP (“Tait”) to serve as the Fund’s independent registered public accounting firm for the Fund for the fiscal period ended July 31, 2023. Tait was approved as the auditor for all funds in the Trust. Tait replaces Cohen & Company, Ltd. (“Cohen”) in this role. Cohen did not resign and did not decline to stand for re-election.

Cohen was approved as auditor to the Fund at the September 26, 2022, Board meeting for the fiscal year ended July 31, 2023. This is the first annual report for the Fund. As such, no previous report contains an adverse opinion or disclaimer of opinion, nor was a report qualified or modified as to uncertainty, audit scope, or accounting principles.

During the interim period from inception of the Funds through June 9, 2023, during which Cohen served as the Fund’s independent registered public accounting firm, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with Cohen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Cohen, would have caused it to make a reference in connection with its opinion to the subject matter of the disagreement.

During the interim period from inception of the Funds through June 9, 2023, neither the Funds, nor anyone on their behalf, consulted with Tait with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might have been rendered on the Fund’s financial statements, and no written report or oral advice was provided that Tait concluded was an important factor considered by the Fund in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

Cohen has furnished the Trust with a letter addressed to the U.S. Securities and Exchange Commission stating that it agrees with the above statements. A copy of such letter, dated October 9, 2023 is attached as an exhibit.

Exhibit 13A4

October 9, 2023

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust

File no. 811‐22961

Dear Sir or Madam:

We have read Exhibit 13(a)(4) of Form N‐CSR of Burney U.S. Factor Rotation ETF, a series of shares in EA Series Trust, dated October 9, 2023, and agree with the statements concerning our Firm contained therein.

Very truly yours,

Cohen & Company, Ltd.

C O H E N   &   C O M P A N Y, L T D.

800.229.1099  |  866.818.4538 fax  |  cohencpa.com

Registered with the Public Company Accounting Oversight Board